UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of November 2023 No.1

Commission File Number 000-24790

TOWER SEMICONDUCTOR LTD.
(Translation of registrant's name into English)

Ramat Gavriel Industrial Park
P.O. Box 619, Migdal Haemek, Israel 2310502
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒         Form 40-F ☐

On November 13, 2023, the Registrant issued a press release announcing its financial results for the nine months and the three months ended September 30, 2023. The press release is attached hereto as Exhibit 99.1.

Exhibit 99.1	Press release dated November 13, 2023

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 13, 2023	TOWER SEMICONDUCTOR LTD. By: /s/ Nati Somekh Name: Nati Somekh Title: Corporate Secretary